

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2022

Robert Mattacchione
Chief Executive Officer
Novo Integrated Sciences, Inc.
11120 NE 2nd Street, Suite 100
Bellevue, WA 98004

> **Re: Novo Integrated Sciences, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 13, 2022**
> **File No. 333-267401**

Dear Mr. Mattacchione:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Josh Shainess, Legal Branch Chief, at (202) 551-7951, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Craig D. Linder, Esq.